February 26, 2020	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Columbia Funds Series Trust II (the “Registrant”)

File No. 811-21852

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares of the Registrant in connection with the reorganizations (the “Reorganizations”) of (i) Columbia Global Strategic Equity Fund, a series of Columbia Funds Series Trust, into Columbia Capital Allocation Aggressive Portfolio, a series of the Registrant; (ii) Columbia Select Global Growth Fund, a series of Columbia Funds Series Trust, into Columbia Select Global Equity Fund, a series of the Registrant; and (iii) Columbia Contrarian Europe Fund into Columbia Overseas Core Fund, each a series of the Registrant. The Registration Statement contains the identical combined information statement/prospectus and statement of additional information filed by Columbia Fund Series Trust (File No. 811-09645) and Columbia Funds Series Trust I (File No. 811-04367) on Form N-14 as of the date hereof, which are part of a series of reorganizations of funds advised by Columbia Management Investment Advisers, LLC and or its affiliates that will be filed as of the date hereof or in the near term (the “Other Columbia Reorganizations”).1 The Reorganizations described in the Registration Statement are not subject to a shareholder vote in reliance on Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”).

It is anticipated that this Registration Statement will become effective on March 27, 2020 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”).

[1]

We note that the Other Columbia Reorganizations include those described in the separate registration statement on Form N-14 filed as of the date hereof by the Registrant, which contains a combined proxy statement/prospectus and SAI with similar disclosures and organization as the combined information statement/prospectus and statement of additional information described above.

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U.S. Securities and Exchange Commission

February 26, 2020

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (312) 609-7661.

Sincerely,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder